Oncolytics Biotech® Funds Pelareorep’s Ongoing Clinical Development with a Share Purchase Agreement in Partnership with Alumni Capital

SAN DIEGO, CA and CALGARY, AB, April 10, 2025 – Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, has entered into a share purchase agreement (SPA) with Alumni Capital LP (Alumni), an institutional investor. This partnership will provide Oncolytics with a flexible source of funding, enabling the Company to progress pelareorep toward key clinical milestones and minimize dilution to create and sustain shareholder value. The SPA allows Oncolytics to be judicious and plan for the timing and amount of any equity sales, which will be critical as pelareorep’s development continues.

Under the terms of the agreement, Oncolytics has the right to sell, and Alumni has the obligation to purchase up to US$20 million worth of common stock over a 15-month period at prices that are based on the market price at the time of each sale to Alumni. Oncolytics, at its sole discretion, controls the timing and amount of all sales of common stock, and there are no warrants, derivatives, or other share classes associated with the SPA. In relation to the execution of the SPA, Oncolytics issued to Alumni 816,326 commitment shares and may issue to Alumni an additional 816,326 commitment shares pro rata upon the delivery of purchase notices under the SPA.

The common shares that may be issued by the Company through the SPA have been conditionally approved for listing on the Toronto Stock Exchange (“TSX”), and the required notices related to the SPA have been filed with the Nasdaq. In obtaining TSX listing approval, the Company has relied on the “Eligible Interlisted Issuer” exemption from TSX rules under section 602.1 of the TSX Company Manual.

No offers or sales of common shares will be made in Canada or through the facilities of the TSX or any other marketplace in Canada.

The common shares under the SPA will be offered and sold to Alumni and may be reoffered and resold by Alumni to the public pursuant to a short form base shelf prospectus (the “Base Shelf Prospectus”) as accompanied by a prospectus supplement (the “Prospectus Supplement”) and pursuant to a prospectus supplement to a base shelf prospectus forming part of the Company’s registration statement on Form F-10 (together with any amendments thereto, the “Registration Statement”) registering the common shares under the United States Securities Act of 1933, as amended, pursuant to the Multi-Jurisdictional Disclosure System adopted by the United States and Canada. The final prospectus supplement has been filed with the securities commissions and other similar regulatory authorities in the province of Alberta and the United States. There will not be any sale of common shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of such province, state or jurisdiction.

Access to the Prospectus Supplement, the Base Shelf Prospectus and any amendments thereto are provided in Canada and the United States in accordance with securities legislation relating to the procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment to such documents. The Base Shelf Prospectus and the Prospectus Supplement are accessible through SEDAR+ and the Registration Statement, the base shelf prospectus contained therein and the prospectus supplement thereto is accessible through EDGAR at www.sec.gov. An electronic or paper copy of these documents may be obtained, without charge, by contacting the Company at Suite 804, 322 – 11th Avenue SW, Calgary, Alberta T2R 0C5, telephone: (403) 670-7377, email: jpatton@oncolytics.ca.

with an email address or mailing address, as applicable. No securities regulatory authority has either approved or disapproved of the contents of this news release.

A copy of the SPA is available in the Company’s Form 6-K that has been filed with the Securities and Exchange Commission.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief about the possible sales of common shares, statements regarding how Oncolytics intends to use the proceeds from the sale of common shares, our belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our plans for combination clinical trials with pelareorep in solid malignancies as we advance towards registrational studies in metastatic breast cancer and pancreatic cancer and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. We may incur expenses or delays relating to events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Michael Rubenstein
LifeSci Communications
mrubenstein@lifescicomms.com